Vial, Hamilton, Koch & Knox, l.l.p.

a registered limited liability partnership including professional corporations
There is no professional relationship of any kind between Robert G. Vial and Vial, Hamilton, Koch & Knox, l.l.p.
ATTORNEYS AND COUNSELORS

1700 PACIFIC AVENUE
SUITE 2800
DALLAS, TEXAS 75201
TELEPHONE: 214-712-4400
FAX: 214-712-4402

Craig G. Ongley 214-712-4441 Craig.G.Ongley@vialaw.com

June 1, 2005

Mr. Mark P. Shuman Branch Chief United States Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549	Via Edgar

Re:	Axcess International, Inc. Preliminary Proxy Statement on Schedule 14A Filed May 12, 2005 File No. 0-11933

Dear Mr. Shuman:

     On behalf of our client, Axcess International, Inc., we wish to acknowledge receipt of and respond to your letter dated May 20, 2005, regarding certain comments made by your staff as to the document referenced above.

     Our responses are numbered to correspond with your numbered comments.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

Proposal #3 – Approval of the Axcess International, Inc. 2005 Equity Incentive Plan

          1.      There are no current plans or arrangements with regard to the plan and we have amended the proxy to reflect that we have not agreed to issue options to any specific individuals. Please see Proposal #3, page 18, para. 1.

Proposal #4 – Ratification of prior fund raising and restructuring activities

          2.      We have revised the explanation of Proposal #4 to state that the proposal was instituted upon the advice of corporate counsel to limit potential liability to our Board of Directors and Officers. Please see Proposal #4, page 24, para 3.

Mr. Mark P. Shuman
United States Securities and Exchange Commission
June 1, 2005

     Should you have any questions concerning our response to your comments, please contact us.

Sincerely,

/s/ Craig G. Ongley

Craig G. Ongley

CGO/lw
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